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                            August 21, 2023

       Safra Catz
       Chief Executive Officer
       Oracle Corporation
       2300 Oracle Way
       Austin, Texas 78741

                                                        Re: Oracle Corporation
                                                            Form 10-K for
Fiscal Year Ended May 31, 2023
                                                            Filed June 20, 2023
                                                            File No. 001-35992

       Dear Safra Catz:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K filed June 20, 2023

       General

   1. We note that you provided more expansive disclosure in your Social Impact Report and
                                                        Social Impact Datasheet
than you provided in your SEC filings. Please advise us what consideration you gave
to providing the same type of climate-related disclosure in your
                                                        SEC filings as you
provided in these documents.
 Safra Catz
FirstName  LastNameSafra Catz
Oracle Corporation
Comapany
August 21, NameOracle
           2023        Corporation
August
Page 2 21, 2023 Page 2
FirstName LastName
Management's Discussion and Analysis of Analysis of Financial Condition and Results of
Operations,, page 35

2. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:

                decreased demand for products or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
                increased demand for products or services that result in lower emissions than competing products;
                increased competition to develop innovative new products that result in lower emissions;
                increased demand for generation and transmission of energy from alternative energy sources; and
                any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.
3. We note disclosure on page 31 of the Form 10-K that your critical business operations are concentrated in a few geographic areas and that major natural disasters or the effects of climate change, such as increased storm severity or drought, are risks to your business.
         Please discuss the physical effects of climate change on your operations and results. This disclosure may include the following:

                severity of weather, such as floods, hurricanes, sea levels, extreme fires, and water availability and quality;
                quantification of weather-related damages to your property or operations;
                potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers; and
                the extent to which extreme weather events have reduced the availability of insurance or increased the cost of insurance.

         Include quantitative information for each of the periods covered by your Form 10-K and explain whether increased amounts are expected in future periods.
4. Please provide disclosure about your purchase and sale of carbon credits, carbon offsets, or energy attribute certificates, and any material effects on your business, financial condition, and results of operations. Provide us with quantitative information for each of the periods covered by your most recent Form 10-K and the amounts budgeted for or expected to be incurred in future periods.
 Safra Catz
FirstName  LastNameSafra Catz
Oracle Corporation
Comapany
August 21, NameOracle
           2023        Corporation
August
Page 3 21, 2023 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Charli Gibbs-Tabler at 202-551-6388 or Jennifer Angelini at 202-551-
3047 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology